xstrata

SUPPL

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING RECEIVED OCT [illegible] 2002 WASH, D.C. 154 SECTION

02055535

Friday, October 04, 2002

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of September 2002.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

dlw 10/28

xstrata

from Brigitte Mattenberger

date 02 September 2002

number of pages (including coversheet) 1

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital Trust Company and Capital International, Inc have increased their respective holdings to 7,692,658 and 2,548,500 ordinary shares of US$0.50 each (previously 7,226,697and 2,502,600).

The aggregate shareholding of the Capital Group of Companies is 37,209,294 shares, which represents 14.73% of Xstrata's issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 14.02%)

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com